Exhibit 21.1

(as of December 31, 2007)

List of Subsidiaries

Subsidiaries	State of Incorporation
CPG International I Inc	Delaware
AZEK Buildings Products Inc.	Delaware
Scranton Products Inc.	Delaware
Santana Products Inc.	Delaware
CPG Sub I Corporation	Delaware
Vycom Corp.	Delaware
Sanatec Sub I Corporation	Delaware
Procell Decking Inc.	Delaware